Exhibit 99.1

Aeterna Zentaris Inc.
315 Sigma Drive, Ste 302D
Charleston, SC 29486
www.aezsinc.com
Press Release
For immediate release

Aeterna Zentaris Reports First Quarter 2017 Financial and Operating Results
All amounts are in US Dollars
Highlights
Company reported on May 1 that ZoptEC Phase 3 clinical study of ZoptrexTM (zoptarelin doxorubicin) did not achieve its primary endpoint; further development of product to be discontinued
Company announced on March 30 that, following its meeting with the FDA it intends to file a new drug application seeking approval of MacrilenTM (macimorelin) for the evaluation of growth hormone deficiency in adults
Adequate liquidity and resources to fund operations through expected Macrilen™ approval

•	$17.8 million of unrestricted cash and cash equivalents at quarter-end; no third-party debt

•	Approximately $4.3 million of gross proceeds raised from sales of Common Shares pursuant to ATM programs during and subsequent to the first quarter

•	Approximately 14.3 million Common Shares outstanding as of May 8

Charleston, SC, May 8, 2017 - Aeterna Zentaris Inc. (NASDAQ, TSX: AEZS) (the “Company”), a specialty biopharmaceutical company engaged in developing and commercializing novel pharmaceutical therapies, today reported financial and operating results for the first quarter ended March 31, 2017.
Commenting on recent key developments, David A. Dodd, President and Chief Executive Officer of the Company, stated, “On May 1, we reported that the ZoptEC (zoptarelin doxorubicin in endometrial cancer) Phase 3 study of Zoptrex™ in women with locally advanced, recurrent or metastatic endometrial cancer did not achieve its primary endpoint of demonstrating a statistically significant increase in the median period of overall survival of patients treated with Zoptrex™ as compared to patients treated with doxorubicin. Therefore, the results of the study do not support regulatory approval of Zoptrex™. Based on this outcome, we do not anticipate conducting clinical trials of Zoptrex™ with respect to any other indications.” Regarding the Company’s plans, Mr. Dodd continued, “Our focus has now shifted entirely to filing our new drug application (“NDA”) for Macrilen™ and, if the product is approved, to its commercial launch as soon as possible. We will also optimize our resources to be consistent with our focus on Macrilen™-related efforts. Consequently, we now expect that our monthly average use of cash in operations during the remainder of 2017 will be between $1.7 million and $1.9 million, a decrease of approximately 22%, compared to the first quarter. We continue to believe in the potential that Macrilen™ provides for us to become a successful specialty pharmaceutical company. Our intention is to submit the Macrilen™ NDA in the third quarter of 2017 and, if the product receives approval from the U.S. Food and Drug Administration (the “FDA”), to commercially launching the product in the first quarter of 2018.”

Exhibit 99.1

First Quarter Financial Highlights
Revenues
Revenues were $261,000 for the three months ended March 31, 2017, as compared to $242,000 for the same period in 2016. The increase is mainly explained by the amortization of the up-front payment received in connection with one of the out-licensing agreements that we entered into in 2016 for ZoptrexTM with respect to a territory outside our core areas of interest.
Research and Development (“R&D”) costs
R&D costs were $2.5 million for the three months ended March 31, 2017, compared to $3.7 million for the same period in 2016. The decrease in our R&D costs for the three months ended March 31, 2017, as compared to the same period in 2016, is mainly attributable to lower third-party costs attributable to Zoptrex™, which is mainly due to the fact that we completed the clinical portion of the ZoptEC clinical trial during the first quarter of 2017. Third-party costs attributable to Macrilen™ remained stable during the three months ended March 31, 2017, as compared to the same period in 2016.
General and Administrative (“G&A”) Expenses
G&A expenses were $1.9 million for both three-month periods ended March 31, 2017 and 2016. The G&A expenses remained stable and were in line with our expectations for the first quarter.
Selling Expenses
Selling expenses were $1.5 million for the three months ended March 31, 2017, as compared to $1.7 million for the same period in 2016. Selling expenses for the three months ended March 31, 2017 and 2016 represent mainly the costs of our sales force related to the co-promotion activities as well as our sales management team. The decrease in selling expenses is explained by the reduction in the number of sales representatives from 20 to 13 in February 2017.
Net Finance Income
Net finance income was $1.5 million for the three months ended March 31, 2017, as compared to $3.3 million, for the same period in 2016. The decrease in finance income is mainly attributable to the change in fair value recorded in connection with our warrant liability. Such change in fair value results from the periodic "mark-to-market" revaluation, via the application of option pricing models, of outstanding share purchase warrants. The closing price of our common shares, which, on the NASDAQ, fluctuated from $2.45 to $3.65 during the three-month period ended March 31, 2017, compared to $2.67 to $4.40 during the same period in 2016, also had a direct impact on the change in fair value of warrant liability.
Net Loss
Net loss for the three months ended March 31, 2017 was $(4.1) million, or $(0.31) per basic and diluted share, as compared to a net loss of $(3.7) million, or $(0.37) per basic and diluted share, for the same period in 2016. The increase in net loss for the three months ended March 31, 2017, as compared to the same period in 2016, is largely attributable to lower operating expenses offset by lower net finance income, as described above. The basic and diluted loss per share decreased because the number of shares outstanding increased following an offering completed in November 2016 as well as issuances under our various ATM programs.
Liquidity
Cash and cash equivalents were $17.8 million as at March 31, 2017, as compared to $22.0 million as at December 31, 2016. The decrease in cash and cash equivalents as at March 31, 2017, as compared to December 31, 2016, is due to the net cash used in operating activities and variations in components of our working capital. The decrease was partially offset by the net proceeds generated by the issuance of common shares under our various ATM programs.

Exhibit 99.1

Conference Call & Webcast
The Company will host a conference call and live webcast to discuss these results on Tuesday, May 9, 2017, at 8:30 a.m., Eastern Time. Participants may access the live webcast via the Company's website at www.aezsinc.com or by telephone using the following dial-in number: 201-689-8029 and Confirmation number 13658332. A replay of the webcast will also be available on the Company’s website for a period of 30 days.
For reference, the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the first quarter ended March 31, 2017, as well as the Company’s interim condensed consolidated financial statements as at March 31, 2017, can be found at www.aezsinc.com in the “Investors” section.
About Aeterna Zentaris Inc.
Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel pharmaceutical therapies. We are engaged in drug development activities and in the promotion of products for others. We recently completed Phase 3 studies of two internally developed compounds. The focus of our business development efforts is the acquisition of licenses to products that are relevant to our therapeutic areas of focus. We also intend to license out certain commercial rights of internally developed products to licensees in non-U.S. territories where such out-licensing would enable us to ensure development, registration and launch of our product candidates. Our goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development and commercialization of our product portfolio, achieving successful commercial presence and growth, while consistently delivering value to our shareholders, employees and the medical providers and patients who will benefit from our products. For more information, visit www.aezsinc.com.
Forward-Looking Statements
This press release contains forward-looking statements made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words “expects,” “believes,” “intends,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known risks and uncertainties, many of which are discussed under the caption “Key Information - Risk Factors” in our most recent Annual Report on Form 20-F filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission (“SEC”). Such statements include, but are not limited to, statements about the timing of, and prospects for, regulatory approval and commercialization of our product candidates, statements about the status of our efforts to establish a commercial operation and to obtain the right to promote or sell products that we did not develop and estimates regarding our capital requirements and our needs for, and our ability to obtain, additional financing. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our now heavy dependence on the success of Macrilen™ and the continued availability of funds and resources to successfully complete the submission of an NDA without undue delay with respect to Macrilen™ and, in the event the FDA approves Macrilen™, to successfully launch the product, the rejection or non-acceptance of any new drug application by one or more regulatory authorities and, more generally, uncertainties related to the regulatory process, the ability of the Company to efficiently commercialize one or more of its products or product candidates (including, in particular, Macrilen™), the degree of market acceptance once our products are approved for commercialization (including, in particular, Macrilen™), our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.
Contact
Philip A. Theodore
Senior Vice President
IR@aezsinc.com
843-900-3211

Attachment: Financial summary

Exhibit 99.1

Consolidated Statements of Comprehensive Loss Information
(in thousands, except share and per share data)

(unaudited)	Three months ended March 31,
	2017	2016
	$	$
Revenues
Sales commission and other	153	181
License fees	108	61
	261	242
Operating expenses
Research and development costs	2,455	3,657
General and administrative expenses	1,881	1,894
Selling expenses	1,542	1,682
	5,878	7,233
Loss from operations	(5,617)	(6,991)

Gain due to changes in foreign currency exchange rates	65	468
Change in fair value of warrant liability	1,403	2,805
Other finance income	18	42
Net finance income	1,486	3,315
Net loss	(4,131)	(3,676)
Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(133)	(469)
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	441	(1,426)
Comprehensive loss	(3,823)	(5,571)
Net loss per share (basic and diluted)	(0.31)	(0.37)
Weighted average number of shares outstanding:
Basic and Diluted	13,175,866	9,928,697

Exhibit 99.1

Consolidated Statement of Financial Position Information
(in thousands)

	As at March 31,	As at December 31,
(unaudited)	2017	2016
	$	$
Cash and cash equivalents [1]	17,777	21,999
Trade and other receivables and other current assets	1,185	744
Restricted cash equivalents	500	496
Property, plant and equipment	184	204
Other non-current assets	8,435	8,216
Total assets	28,081	31,659
Payables and other current liabilities	2,954	3,778
Current portion of deferred revenues	432	426
Warrant liability	5,451	6,854
Non-financial non-current liabilities [2]	13,892	14,389
Total liabilities	22,729	25,447
Shareholders' equity	5,352	6,212
Total liabilities and shareholders' equity	28,081	31,659
_________________________

1.
Approximately $0.9 million and $1.5 million were denominated in EUR as at March 31, 2017 and December 31, 2016, respectively, and approximately $2.5 million and $3.7 million were denominated in Canadian dollars as at March 31, 2017 and December 31, 2016, respectively.

2.	Comprised mainly of employee future benefits, provisions for onerous contracts and non-current portion of deferred revenues.